Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and the related notes appearing elsewhere in this Report of Foreign Private Issuer on Form 6-K, or Report, and our audited consolidated financial statements and related footnotes for the year ended December 31, 2023 included in our Form 20-F filed with the U.S. Securities and Exchange Commission, or the SEC, on April 4, 2024, or Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks, uncertainties and assumptions. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those set forth under the caption “Risk Factors” in our Form 20-F filed with the SEC on April 4, 2024.

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Unless otherwise indicated, certain U.S. dollar amounts contained in this Report have been translated into pounds sterling at the rate of £1.00 to $1.26235 on March 31, 2024. These translations should not be considered representations that any such amounts have been, could have been or could be converted into pounds sterling at that or any other exchange rate as of that or any other date.

We have made rounding adjustments to some of the figures included in this Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Overview

We are a clinical immuno-oncology biopharmaceutical stage company developing AI-powered precision T cell therapies to treat multiple types of solid tumors. We are focused on advancing cancer therapies through our pioneering work in the field of tumor evolution and our belief that clonal neoantigens represent the most specific class of cancer cell targets. Our platform enables us to identify mutations formed early in the development of a cancer that give rise to antigens that are expressed by all of a patient’s cancer cells but are absent from healthy tissue. We refer to this novel class of solid tumor targets as clonal neoantigens. To identify clonal neoantigens in a patient, we have developed a proprietary AI-powered platform called PELEUS. This platform employs advanced computational methods with AI and machine learning and is validated on real world patient tumor genetic data derived from our exclusive license to data from the TRACERx study, which aims to analyze tumor samples from 814 non-small cell lung cancer, or NSCLC, patients. Once we have identified the clonal neoantigens, our proprietary manufacturing process, VELOS, uses the patient’s T cells and blood-derived dendritic cells to create a clonal neoantigen-reactive T cell therapy, or cNeT, that specifically targets multiple clonal neoantigens to eradicate the tumor.

Since our inception in 2016, we have devoted substantially all of our resources to conducting research activities and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We have initially focused on two solid tumor types: advanced NSCLC and metastatic or recurrent melanoma as well as expanding into a range of additional indications. We do not have any products approved for sale and have not generated any revenue from product sales. We have principally raised capital through the issuance and sale of our convertible preferred shares to outside investors and sales of ADSs through our IPO. Through March 31, 2024, we had received net cash proceeds of $230.9 million from investors in our preferred shares financings and $160.6 million from sales of ADS through our IPO.

We have incurred significant operating losses since inception. We incurred total net losses of $12.3 million and $17.5 million for the three months ended March 31, 2024 and 2023, respectively. As of March 31, 2024, we had an accumulated deficit of $272.2 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect that our expenditure will increase substantially in connection with our ongoing activities, particularly as we:

• continue to develop our pipeline of discovery programs and conduct research and clinical activities for our existing programs for advanced NSCLC, metastatic or recurrent melanoma and other solid tumors;

• continue to innovate, improve and develop our technology platform, including continuing to develop and improve our PELEUS AI-powered platform and VELOS manufacturing process and to evaluate new approaches to our manufacturing process;

• maintain, and in future expand our MAP network to increase our network of clinical sites;

• advance the development of our current programs, additional follow-on indications and any future product candidates into additional solid tumor indications;

• maintain, expand and protect our intellectual property portfolio;

• seek marketing approvals and complete any post-marketing studies, if required, for any of our product candidates that successfully complete clinical trials, if any;

• acquire or in-license additional product candidates and technologies;

• expand our infrastructure and facilities to accommodate our growing employee base and ongoing development activity;

• continue to improve our manufacturing process to create a fully closed end-to-end manufacturing process;

• expand our manufacturing infrastructure and facilities to support the manufacture of larger quantities of our product candidates for clinical development and potential commercialization globally;

• establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval; and

• add operational, financial and management information systems and personnel, including personnel to support our research and development programs, any future commercialization efforts and our operations as a public company.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for ATL001 or any future product candidates. If we obtain regulatory approval for ATL001 or any product candidates, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing and distribution. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.

As of March 31, 2024, we had cash and cash equivalents of $112.3 million. We believe our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through 2025. See “—Liquidity and Capital Resources—Funding Requirements” below.

Impacts of Global Political and Economic Events on Our Business

Geopolitical events and disruptions of global financial markets, including as a result of the COVID-19 pandemic, the ongoing military conflict between Russia and Ukraine and the related sanctions imposed against Russia, the unrest in the Middle East resulting from the Israel-Hamas war and other global macroeconomic factors such as inflation, increases in commodity prices, energy and fuel prices, credit and capital markets instability and supply chain interruptions could reduce our ability to access capital, which could, in the future, negatively affect our business and the value of our common shares. We believe our financial results for the three months ended March 31, 2024 and 2023 were not significantly impacted by these conditions.

CRT license

In May 2016, we entered into the CRT Agreement with CRT pursuant to which we obtained access rights to intellectual property and know-how from the TRACERx Study. Under the CRT Agreement, we are granted an exclusive, sublicensable license to the TRACERx patents and bioinformatic data for use in: (i) the therapeutic field of neoantigen cell therapies and adoptive cell transfer; and (ii) the neoantigen diagnostic field, for use in research and the potential development of products for commercialization. We are further granted, during the vaccine option period, an exclusive license to the TRACERx patents and the bioinformatic data in the private neoantigen therapeutic vaccine field for research and development but not in the development of products for commercial sale, and a non-exclusive license to the same in the public neoantigen therapeutic vaccine field. We also obtained a non-exclusive license to the TRACERx bioinformatic pipeline, patient sequencing and medical data, know-how, and materials.

CRT additionally granted us certain rights to new patent applications filed by the Founding Institutions in respect of inventions resulting from the TRACERx study through February 2023, including automatic exclusive licenses to patent rights relating to non-severable improvements of technology covered by the original TRACERx patents and non-exclusive rights to severable improvements.

In July 2017, we obtained a non-exclusive license to the LOHHLA patent under the CRT Agreement. In October 2018, we obtained an exclusive license to the LOHHLA patent under an addendum to the CRT Agreement.

Under the CRT Agreement, we hold an option to exploit products in the therapeutic vaccine field (the “Vaccine Option”). We exercised the Vaccine Option on May 4, 2023.

Upon execution of the CRT Agreement, we granted CRT 396,125 B ordinary shares and 67,793 C ordinary shares. The C ordinary shares granted to CRT were forfeited and transferred to the deferred shares during the year ended December 31, 2019, as the applicable performance conditions were not met. The B ordinary shares granted to CRT were converted into ordinary shares upon our IPO. We recorded $0.3 million of IP research and development expense in 2016. We are obligated to pay CRT milestone success payments up to an aggregate of £6.5 million for therapeutic products, and milestone success payments up to an aggregate £0.8 million for non-therapeutic products, as well as sub-single digit to low-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. The royalty obligations continue on a product-by-product and country-by-country basis until the later of: (i) the date there ceases to be a valid patent claim covering such product in the country in which it is sold; or (ii) with respect to contribution royalty products, ten years from the first commercial sale of the product, and with respect to a patent royalty product, five years from the first commercial sale of the product. On a product-by-product basis, we may also elect to provide other cash consideration at fair market value and forgo the milestone or royalty payment.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the royalty term in each country and such time as no further milestone payments are due, and upon such termination, the licenses granted shall become fully-paid, royalty-free, irrevocable, and perpetual. We have the right to terminate the license agreement for convenience in its entirety upon 90 days’ notice. Each party may terminate the agreement if the other party is in material breach subject to a 90 day remedy period. We have the right to acquire ownership of the TRACERx patents upon either: (i) the occurrence of a royalty product for use in the therapeutic field; (ii) CRT shareholders cease to hold any ordinary shares in the Company; (iii) we undergo an initial public offering; or (iv) we are acquired by a third party for more than £25.0 million. Upon our IPO, we gave notice to CRT to exercise the option to acquire the TRACERx patents with no consideration in accordance with the terms of the CRT Agreement. The acquisition was finalized in accordance with an assignment and licence agreement, or Assignment Agreement, with effective date November 29, 2023. Under the terms of the Assignment Agreement the relevant TRACERx patents were assigned to us and we license back certain rights to CRT in relation to those assigned patents.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for ATL001 or any of our future candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of ATL001 for our current programs, additional follow-on indications and enhancement of our existing technology platform. Research and development expenses consist of:

• expenses incurred under agreements with CROs, as well as investigative sites and consultants that conduct our clinical trials, research activities and other scientific development services;

• manufacturing scale-up expenses and the cost of acquiring and manufacturing clinical trial materials;

•expenses to acquire technologies to be used in research and development;

• employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

• costs of outside consultants, including their fees, share-based compensation and related travel expenses;

• the costs of laboratory supplies and acquiring, developing and manufacturing clinical trial materials;

• costs related to compliance with regulatory requirements;

• facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs; and

• upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as a prepaid expense or accrued research and development expenses.

U.K. research and development tax credits are recorded as an offset to research and development expense.

Our direct research and development expenses are tracked on an indication-by-indication basis and consist primarily of external costs, such as fees paid to outside consultants, CROs and central laboratories in connection with our research activities, process development, manufacturing and clinical development activities. License fees and other costs incurred after a product candidate has been selected that are directly related to a product candidate are included in direct research and development expenses for that program. License fees and other costs incurred prior to designating a product candidate are included in other program expense. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee the research and development as well as to manage our research activities, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) expedite the clinical development and obtain marketing approval for ATL001 for advanced NSCLC and metastatic or recurrent melanoma; (ii) initiate additional clinical trials for ATL001 or any future product candidates, (iii) improve the efficiency and scalability of our manufacturing processes and supply chain including enhancing the capability of our PELEUS AI-powered platform for selecting clonal neoantigens; and (iv) build our in-house process development, analytical and manufacturing capabilities and continue to discover and develop additional product candidates, increase personnel costs and prepare for regulatory filings related to ATL001 and any future product candidates. We also expect to incur additional expenses related to milestone payments, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements.

The successful development and commercialization of ATL001 or any of our future product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:

• completing research activities for the development of ATL001 and identifying new cNeT product candidates;

• establishing an appropriate safety profile with IND- and CTA-enabling studies;

• successful patient enrollment in, and the initiation and completion of, clinical trials;

• the timing, receipt and terms of any marketing approvals from applicable regulatory authorities and reimbursement and market access from third-party payors;

• our ability to establish commercial manufacturing capabilities and maintain suitable arrangements with third-party manufacturers for ATL001 and any future product candidates;

• obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

• defending against third-party infringement, misappropriation or other violation of intellectual property rights claims;

• significant and changing government regulation;

• establishing and maintaining temperature controlled product logistics;

• launching commercial sales of ATL001 and any future product candidates, if and when approved, whether alone or in collaboration with others; and

• maintaining a continued acceptable safety profile of the product candidates following approval.

A change in the outcome of any of these variables with respect to the development of ATL001 and any future product candidates in development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to commit significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, share-based compensation expense, travel and other expenses incurred by personnel in executive, finance and administrative functions. These expenses include professional fees for legal, including patent costs, consulting, accounting and audit services. We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of ATL001 and any future product candidates.

We also anticipate we will continue to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.

Other Income (Expense), Net

Interest Income

Interest income consists primarily of interest earned on our cash and cash equivalents.

Other Expense

Foreign currency transactions in currencies different from the functional currency of our entity are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation at period-end exchange rates in foreign currencies are recorded in other income (expense), net in the statement of operations and comprehensive loss. As such, our other income (expense), net may be impacted by future changes in exchange rates. See “—Quantitative and Qualitative Disclosures About Market Risks” for further discussion.

Income Taxes

We are subject to corporate taxation in the United States and corporation tax in the UK. Due to the nature of our business, we have generated losses since inception and have therefore not paid UK corporation tax. As a company that carries out extensive R&D activities, we seek to benefit from one of two UK R&D tax credit cash rebate regimes: the SME, Program or the RDEC Program. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income.

Based on criteria established by HMRC, a portion of expenditures being carried in relation to our pipeline R&D, clinical trials management and manufacturing development activities were eligible for the SME Program for the years ended December 31, 2021, 2022 and 2023. We claimed R&D tax credits in 2020, 2021 and 2022 which were paid in 2021, 2022 and 2023, respectively. We have claimed R&D tax credits for 2023, which we expect will be paid to us in 2024 from HMRC. As a company that carries out extensive R&D activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises (“SME”). Under the current SME regime, the Company can surrender some of its trading losses that arise from qualifying R&D activities for a cash rebate of 33.35% of qualifying R&D expenditure incurred prior to April 1, 2023 (after taking into account the enhanced rate of deduction) and decreasing to 18.6% of qualifying R&D expenditure after April 1, 2023 (after taking into account the enhanced rate of deduction). Additionally, the UK Government has enacted further changes to the SME regime in February 2024, which include the introduction of a new rate for R&D intensive companies of 26.97% and comes into effect for qualifying R&D expenditures incurred after April 1, 2023.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the UK of $121.7 million as of December 31, 2023. We have recorded an insignificant amount of income tax provisions for the year ended December 31, 2023, which relate to income tax obligations of our operating company in the U.S., which generates a profit for tax purposes.

Benefit from R&D, tax credits is received in the UK and recorded as an offset to R&D expenses. The UK R&D tax credit, as described above, is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the UK R&D tax credit as a benefit which is included in our net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK R&D tax credits generated are needed to offset a corporation tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded as an offset to R&D expenses.

In the event we generate revenues in the future, we may benefit from the UK “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

UK Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses established or operating in the UK. Under current rates as determined for VAT purposes, the VAT on goods or services supplied is added to all relevant sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC (whether by repayment or credit).

Results of Operations

Comparison of the three months ended March 31, 2024 and 2023

The following table summarizes our results of operations for the three months ended March 31, 2024 and 2023 (in thousands):

	Three Months Ended March 31,
	2024	2023	Change
Operating expenses:
Research and development	$10,140	$13,868	$(3,728)
General and administrative	4,159	4,685	(526)
Total operating expenses	14,299	18,553	(4,254)
Loss from operations	(14,299)	(18,553)	4,254
Other income:
Other income (expense)	2,002	1,091	911
Total other income	2,002	1,091	911
Loss before income taxes	(12,297)	(17,462)	5,165
Income tax benefit (provision)	23	(44)	67
Net loss	$(12,274)	$(17,506)	$5,232

Research and development expenses

The table below summarizes our research and development expenses incurred by program (in thousands):

	Three Months Ended March 31,
	2024	2023	Change
Direct research and development expense by program:
NSCLC	$2,787	$3,095	$(308)
Melanoma	1,769	2,822	(1,053)
Other pre-clinical and technology development cost	200	1,033	(833)
Unallocated research and development expense:
Personnel expenses	2,756	4,136	(1,380)
Other expenses	2,628	2,782	(154)
Total research and development expenses	$10,140	$13,868	$(3,728)

Research and development expenses were net of research and development tax credit reimbursement of $5.3 million and $3.7 million for the three months ended March 31, 2024 and 2023, respectively. The research and development tax credit reimbursement increased as the UK Government enacted further changes to the SME regime that became effective in February 2024, which included the introduction of a new rate for R&D intensive companies of 26.97% that came into effect for qualifying R&D expenditures incurred after April 1, 2023. The net decrease in research and development expenses was $3.7 million for the three months ended March 31, 2024 compared to the three months ended March 31, 2023. The net decrease in direct research and development expense was primarily attributable to a net decrease of $1.1 million in our metastatic or recurrent melanoma program specifically in relation to our ongoing Phase I/II THETIS clinical trials, a net decrease of $0.8 million in other pre-clinical and technology development cost primarily related to lower IND enabling activities for new follow-on indications and a net decrease of $0.3 million in our NSCLC program specifically in relation to our ongoing Phase I/II CHIRON clinical trial. Our unallocated research and development expense decreased by $1.5 million primarily due to lower headcount.

General and administrative expenses

The following table summarizes our general and administrative expenses for the three months ended March 31, 2024 and 2023 (in thousands):

	Three Months Ended March 31,
	2024	2023	Change
Personnel expenses	$2,285	$2,477	$(192)
Professional services fees	719	694	25
Facilities and other expense	1,155	1,514	(359)
	$4,159	$4,685	$(526)

General and administrative expenses were $4.2 million for the three months ended March 31, 2024, compared to $4.7 million for the three months ended March 31, 2023. The decrease of $0.5 million consisted primarily of a decrease of $0.4 million on lower facilities and other expenses mainly attributable to a reduction in Directors & Officers insurance premiums and lower personnel expenses of $0.2 million attributable to a decrease in headcount.

Total other income

Other income was $2.0 million and $1.1 million for the three months ended March 31, 2024 and 2023, respectively. The increase in other income of $0.9 million was primarily due to an increase in foreign exchange gains of $0.6 million and an increase in interest income of $0.4 million.

Provision for Income Taxes

The benefit and provision for income taxes was less than $0.1 million for the three months ended March 31, 2024 and March 31, 2023, respectively, which is related to income taxes of our operating company in the U.S., which generates a profit for tax purposes.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant net losses in each period and on an aggregate basis. We have not yet commercialized any product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred shares and ordinary shares. Through March 31, 2024, we had received net cash proceeds of $230.9 million from investors in our preferred shares financings and $160.6 million net proceeds from the sales of ADSs through our IPO after deducting underwriting discounts and commissions and other offering expenses. As of March 31, 2024, we had cash and cash equivalents of $112.3 million.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our manufacturing and lease obligations described below.

Cash Flows

The following table summarizes our cash flows for each of the periods presented (in thousands):

	Three Months Ended March 31,
	2024	2023
Net cash used in operating activities	$(17,505)	$(17,853)
Net cash used in investing activities	(695)	(454)
Net cash used in financing activities	5	1
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,022)	3,428
Net decrease in cash, cash equivalents and restricted cash	$(19,217)	$(14,878)

Net cash used in operating activities

During the three months ended March 31, 2024, net cash used in operating activities was $17.5 million, primarily resulting from our net loss of $12.3 million, adjusted for non-cash share-based compensation of $1.4 million, depreciation and amortization of $1.2 million. Cash used in operating activities was also impacted by $8.0 million related to changes in components of working capital due to: (i) increased prepaid expenses and other current assets in conjunction with accrued U.K. R&D tax credits; (ii) increased accounts payable for payment of vendors’ invoices; and (iii) increased accrued research and development expenses.

During the three months ended March 31, 2023, net cash used in operating activities was $17.9 million, primarily resulting from our net loss of $17.5 million, adjusted for non-cash share-based compensation of $1.7 million, depreciation and amortization of $1.1 million and changes in right of use assets and operating lease liabilities of $0.1 million. Cash used in operating activities was also impacted by $3.0 million related to changes in components of working capital due to: (i) increased prepaid expenses and other current assets in conjunction with accrued U.K. R&D tax credits; (ii) increased accounts payable for payment of vendors’ invoices; and (iii) decreased accrued research and development expenses.

Net cash used in investing activities

During the three months ended March 31, 2024 and 2023, net cash used in investing activities was $0.7 million and $0.5 million, respectively, primarily driven by purchases of property and equipment related to lab equipment and leasehold improvements.

Net cash used in financing activities

During the three months ended March 31, 2024 and 2023, respectively, net cash provided by financing activities was less than $0.1 million related to the issuance of shares under the employee share purchase plan.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we advance the research activities, manufacturing and clinical trials of product candidates. In addition, following our IPO, we incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

With increased focus on the ongoing Phase I/IIa CHIRON and THETIS clinical trials and de-prioritization of non-core activities, we believe that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through 2025. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant expenses related to product manufacturing, pre-commercial activities and commercialization.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

• the initiation, progress, timing, costs and results of our pipeline discovery programs and clinical activities for our existing programs for advanced NSCLC and metastatic or recurrent melanoma, and any additional product candidates or follow-on indications that we may develop or pursue;

• the cost to establish, maintain, expand, enforce and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, preparing, filing, prosecuting, defending and enforcing any patents or other intellectual property rights;

• our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs;

• timing delays with respect to development of our current and any future product candidates, including as a result of global health crises, such as the COVID-19 pandemic, and global political and economic events, such as the conflict between Russia and the Ukraine, the subsequent institution of sanctions against Russia by the United States and several European and Asian countries, and the unrest in the Middle East resulting from the Israel-Hamas war, the effects of inflation and global market instability;

• the costs of expanding our facilities to accommodate our future growth in personnel;

• the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our product candidates for which we receive marketing approval;

• the extent to which we acquire technologies;

• the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved;

• the availability and scope of the UK R&D tax credit for which we are eligible; and

• the costs of operating as a public company.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Emerging Growth Company and Smaller Reporting Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies. However, the Company may choose to early adopt these standards.

In addition, as an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

o
reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
o
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and
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an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation.

We may take advantage of these exemptions for up to the last day of the fiscal year ending after the fifth anniversary of our IPO or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) December 31, 2026, which is the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions.

Off-balance sheet arrangements

As of March 31, 2024, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash and cash equivalents that are in excess of federally insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements.

Interest rate sensitivity

As of March 31, 2024, we had cash and cash equivalents of $112.3 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. Our surplus cash has been invested in interest-bearing savings accounts and money market funds from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

As of March 31, 2024, we had no debt outstanding and are therefore not subject to interest rate risk related to debt.

Foreign Currency Exchange Risk

We maintain our financial statements in our functional currency, which is British Pounds Sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. We recorded foreign exchange gains of $0.1 million and foreign currency losses of $0.5 million for the three months ended March 31, 2024 and 2023, respectively. With our functional currency being British Pounds Sterling, our results are exposed to fluctuations to this and the U.S. dollar. Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the statement of comprehensive loss.

For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

We do not currently engage in currency hedging activities in order to reduce our currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.